Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Combined Fixed Charges
(in thousands, except ratios)

 The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2106, 2015 and 2014. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings consist of (i) loss from continuing operations before income taxes, and (ii) fixed charges. Fixed charges consist of interest expense.

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2017

Net Loss	$(83,965)	$(48,548)	$(69,241)	$(21,973)
Plus: Fixed charges	1,943	244	2,176	871
Earnings, as adjusted	$(82,022)	$(48,304)	$(67,065)	$(21,102)
Fixed Charges:
Interest Expense	$1,791	$12	$1,760	$721
Interest on rental expense	152	232	416	150
Total fixed charges	$1,943	$244	$2,176	$871

Preferred dividends	$1,432	$—	$—	$—

Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A
Ratio of combined fixed charges and preferred dividends to earnings (1)	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(83,965)	$(48,548)	$(69,241)	$(21,973)
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(85,397)	$(48,548)	$(69,241)	$(21,973)

(1)
We did not record earnings for the periods indicated in the table above. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges or a ratio of earnings to combined fixed charges for such periods.